U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25
Notification of Late Filing


SEC File Number: 0-9347


CUSIP Number: 011612 40 5

                                                 (Check One)
      For period ending         6/30/99
      [ X  ]  Transition Report on Form 10-K
      [    ]  Transition Report on Form 20-P
      [    ]  Transition Report on Form 11-K
      [    ]  Transition Report on Form 10-Q
      [    ]  Transition Report on Form N-SAR
      For the transition Period Ended:              6/30/99

      Read Attached Instruction Sheet Before Preparing Form.  Please Print or
          Type.

       Nothing in this term shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates


      ---entire document--------------------------------------

Part I - Registrant Information

          Full Name of Registrant:   Alanco Environmental Resources Corp.

          Former Name if Applicable:


Address of Principal Executive Office (Street and Number)

15900 North 78th Street, Suite 101
- ------------------------------------------

City, State and Zip Code

Scottsdale, Arizona 85260
- ------------------------------------------

Part II - Rules 12b-25(b) and (c)If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [23,047], the following should be completed. (Check box if appropriate)

         (a) The reasons described in responsible detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due-date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date, and [Amended in Release No. 34-25590(\72,439), effective August 13, 1992, 57FR36442.]

     X     (c) The accountant's statement or other exhibit required by Rule

12b-25(c) has been attached if applicable

PART III - Narrative

State below in reasonable detail the reasons why form 10-KSB, 20-F,11-K,10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589

(\72,435) effective April 12, 1989, 54 F.R. 10306; and Release No. 34-30968
(\72.439), effective August 13, 1992, 57 FR 36442.]

Computer failure created difficulty EDGARIZING. Filing will be completed by September 30, 1999.

PART IV - Other Information

           (1) Name and Telephone number of person to contact in regard to this notification:

 John Carlson                       (480) 607-1010, ext 210
- -------------------------------------------------------------
 (Name)                             (Area) Telephone Number

           (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X] Yes     [    ] No

              (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes    [     ] No   See Attached Comments.

If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

- ---------------------------------see attached----------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


Alanco Environmental Resources Corp has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date        09/28/99                         By  /s/ John Carlson
     ----------------------------            ----------------------


ALANCO ENVIRONMENTAL RESOURCES CORPORATION



                           FISCAL YEAR 1999 RESULTS


Alanco Environmental Resources Corporation will report profitable results for its fiscal year ended June 30, 1999 compared to a substantial prior year loss. The Company reported net income of $121,300, or $.02 per share, for its fiscal year ended June 30, 1999, versus a net loss of $6.7 million, or $1.32 per share, in fiscal year 1998, which included non-recurring asset write-downs of $7.1 million.


Fiscal 1999 sales decreased 35% to $7.1 million, from $11.0 million in the prior year, primarily due to loss of the Wal-Mart/Fry Guy contract, which contributed over 55% of the Company's total revenues in fiscal 1998. The Wal-Mart contract, which represented 95% of Fry Guy subsidiary sales in 1998, terminated during the first quarter of fiscal 1999.

Attached is a draft of the consolidated statement of operations for the years ended June 30, 1999 and 1998.


                                (table follows)

         ALANCO ENVIRONMENTAL RESOURCES CORPORATION
           CONSOLIDATED STATEMENT OF OPERATIONS

                                                              For the Twelve Months Ended June 30,
                                                                   1999               1998
                                                          ----------------  ------------------
Total Sales                                               $     7,084,400   $      10,975,900
Cost of Goods Sold                                             (3,763,900)         (5,099,400)
                                                          ----------------  ------------------
Gross Profit                                                    3,320,500           5,876,500
General and Administrative                                     (3,201,400)         (5,199,500)
                                                          ----------------  ------------------
Income from operations before impairment                          119,100             677,000
Asset Impairment Charges                                                0          (5,257,800)
                                                          ----------------  ------------------
   Income (loss) from Operations                                  119,100          (4,580,800)
Other income                                                        2,200            (274,200)
                                                          ----------------  ------------------
Net income (loss) before discontinued operations                  121,300          (4,855,000)
Loss on Discontinued Operations                           $             0   $      (1,800,000)
                                                          ----------------  ------------------
Net Income (loss)                                         $       121,300   $      (6,655,000)
                                                          ================  ==================

Earnings Per share - Basic & Diluted*                     $          0.02   $           (1.32)
                                                          ================  ==================

Weighted Average Common Shares
& Equivalents Outstanding*
      -Basic                                                  5,016,085              5,050,683
      -Diluted                                                5,575,895              5,050,683



*(Earnings per share information has been restated to reflect a reverse stock split which was effected in May of 1998.)